Exhibit 99.3

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR BEFORE COMPLETING THIS LETTER OF TRANSMITTAL. THE DEPOSITARY OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL. ALL DEPOSITS UNDER THIS LETTER OF TRANSMITTAL ARE IRREVOCABLE AND MAY NOT BE WITHDRAWN.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING SANDSTORM GOLD LTD., ITS SHAREHOLDERS, INTERNATIONAL ROYALTY CORPORATION AND ROYAL GOLD, INC.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR COMMON SHARES

OF

SANDSTORM GOLD LTD.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificate(s) or Direct Registration System advice(s) (“DRS Advice(s)”) for common shares (the “Company Shares”) of Sandstorm Gold Ltd. (“Sandstorm”) deposited in connection with the proposed arrangement (the “Arrangement”) involving, among others, Sandstorm and Royal Gold, Inc. (“Royal Gold”) pursuant to an arrangement agreement dated July 6, 2025 (the “Arrangement Agreement”), a copy of which is available under Sandstorm’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at http://www.sec.gov. The Arrangement is being submitted for approval at the special meeting of shareholders of Sandstorm (the “Shareholders”) that is scheduled to be held on October 9, 2025, or any adjournment or postponement thereof (the “Meeting”), as more particularly described in the management information circular of Sandstorm dated September 8, 2025 (the “Circular”).

Pursuant to the Arrangement, Royal Gold, through International Royalty Corporation, a wholly-owned subsidiary of Royal Gold (“AcquireCo”), will acquire all of the issued and outstanding Company Shares, and each holder of Company Shares will be entitled to receive, in exchange for each one (1) Company Share held by such holder, 0.0625 of a share of Royal Gold common stock (each whole share, a “Purchaser Share”) (the “Consideration”), subject to adjustment pursuant to section 2.17 of the Arrangement Agreement. Royal Gold will not issue any fractional Purchaser Shares in connection with the Arrangement. Where the aggregate number of Purchaser Shares issuable to a Shareholder as Consideration would result in a fraction of a Purchaser Share being issuable, such Shareholder shall receive the nearest whole number of Purchaser Shares. For greater certainty, where such fractional interest represents 0.5 or more of a Purchaser Share, the number of Purchaser Shares to be issued will be rounded up to the nearest whole number, and where such fractional interest represents less than 0.5 of a Purchaser Share, the number of Purchaser Shares to be issued will be rounded down to the nearest whole number. Shareholders should refer to the full text of the plan of arrangement (the “Plan of Arrangement”) which is appended to the Circular as Appendix B.

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. Registered Shareholders are encouraged to carefully review the Circular in its entirety and should consult their tax advisors prior to submitting a Letter of Transmittal.

The Effective Date of the Arrangement is currently expected to occur in the fourth quarter of 2025, after all conditions to completion of the Arrangement have been satisfied or waived. COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS. NO PAYMENT OF THE CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE TIME. All deposits made under this Letter of Transmittal are irrevocable unless the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms.

In order for Registered Shareholders to receive the Consideration, Registered Shareholders are required to deposit the certificate(s) representing the Company Shares (the “Share Certificate(s)”) or DRS Advice(s), as applicable, held by them with Computershare Investor Services Inc. (the “Depositary” or “Computershare”). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, including an IRS Form W-9, the Substitute IRS Form W-8 contained in Box D below, the enclosed IRS Form W-8BEN-E, or an equivalent IRS Form W-8, as applicable (see Instruction 7, “U.S. Federal Backup Withholding – IRS Form W-9, Substitute IRS Form W-8, IRS Form W-8BEN-E or other applicable IRS Form W-8 Instructions”), must accompany all Share Certificate(s) or DRS Advice(s) for Company Shares deposited.

ALL REGISTERED SHAREHOLDERS MUST COMPLETE BOX D. TO AVOID BACKUP WITHHOLDING IN RESPECT OF THE CONSIDERATION, EACH U.S. SHAREHOLDER (AS DEFINED BELOW) MUST COMPLETE AND SUBMIT AN IRS FORM W-9. TO AVOID BACKUP WITHHOLDING IN RESPECT OF THE CONSIDERATION, EACH REGISTERED SHAREHOLDER WHO IS NOT A U.S. SHAREHOLDER MUST COMPLETE THE SUBSTITUTE IRS FORM W-8 CONTAINED IN BOX D, IF SUCH REGISTERED SHAREHOLDER IS AN INDIVIDUAL, OR COMPLETE THE IRS FORM W-8BEN-E (OR EQUIVALENT IRS FORM W-8), IF THE REGISTERED SHAREHOLDER IS NOT AN INDIVIDUAL. FAILURE TO PROVIDE A PROPERLY COMPLETED AND DULY EXECUTED IRS FORM W-9, SUBSTITUTE IRS FORM W-8, IRS FORM W-8BEN-E (OR EQUIVALENT IRS FORM W-8) MAY RESULT IN THE DEPOSITARY WITHHOLDING A PORTION OF THE AMOUNT OF ANY PAYMENT TO BE MADE TO A REGISTERED SHAREHOLDER PURSUANT TO THE ARRANGEMENT. EACH REGISTERED SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISORS TO DETERMINE WHETHER IT IS EXEMPT FROM BACKUP WITHHOLDING TAX REQUIREMENTS AND TO DETERMINE THE PROPER FORM TO BE USED TO AVOID BACKUP WITHHOLDING TAX. A CURRENT IRS FORM W-9 IS INCLUDED IN THIS LETTER OF TRANSMITTAL. A CURRENT IRS FORM W-8BEN-E IS INCLUDED IN THIS LETTER OF TRANSMITTAL. SEE INSTRUCTION 7. IRS FORMS W-8IMY AND W-8EXP CAN BE FOUND ONLINE AT WWW.IRS.GOV.

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by non-registered, Beneficial Shareholders. A non-registered holder does not have Company Shares registered in its name; rather, the Company Shares held by such holder are registered in the name of the broker, investment dealer, bank, trust company, nominee or other intermediary through which it purchased or holds the Company Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Non-registered holders of Company Shares should contact the broker, investment dealer, bank, trust company, nominee or other intermediary which holds the Company Shares on their behalf with respect to the process of exchange.

Please note that the delivery of this Letter of Transmittal, together with your Share Certificate(s) or DRS Advice(s) representing your Company Shares, as applicable, does not constitute a vote in favour of the Arrangement. To exercise your right to vote at the Meeting you must attend the Meeting in person or complete and return the form of proxy that accompanied the Circular by 8:00 a.m. (Vancouver Time) on October 7, 2025 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Meeting (the “Voting Deadline”), in each case in accordance with the instructions provided in the Circular. Registered Shareholders may vote in advance of the Meeting (by the Voting Deadline) by phone or on the internet in accordance with the instructions provided in the Circular.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of Company Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement. IF A REGISTERED SHAREHOLDER DOES NOT DELIVER THIS LETTER OF TRANSMITTAL, THEIR SHARE CERTIFICATE(S) OR DRS ADVICE(S) REPRESENTING COMPANY SHARES, AS APPLICABLE, AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE, SUCH REGISTERED SHAREHOLDER WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION IN EXCHANGE

FOR THEIR COMPANY SHARES AND ANY RIGHT OR CLAIM TO PAYMENT UNDER THE ARRANGEMENT THAT REMAINS OUTSTANDING ON THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL CEASE TO REPRESENT A CLAIM OR INTEREST OF ANY KIND OR NATURE AS A SECURITYHOLDER OF SANDSTORM, ACQUIRECO OR ROYAL GOLD.

Upon receipt of this Letter of Transmittal duly completed and signed, the Share Certificate(s) or DRS Advice(s) representing the Company Shares deposited herewith and all other required documents, and following the Effective Date, the Depositary will send to the undersigned Share Certificate(s) or DRS Advice(s) representing that number of Purchaser Shares to which the undersigned is entitled under the Arrangement, and the certificate(s) or DRS Advice(s) so surrendered will be cancelled.

Please read the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Company Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See section 5(b) of the Instructions.

TO:	SANDSTORM GOLD LTD.

AND TO:	ROYAL GOLD, INC.

AND TO:	INTERNATIONAL ROYALTY CORPORATION

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed Share Certificate(s) or DRS Advice(s) for Company Shares. The following are the details of the enclosed Share Certificate(s) and/or DRS Advice(s), as applicable:

Certificate Number(s) and/or DRS Holder Account Numbers	Name in Which Registered	Number of Company Shares to be Deposited

Notes:

(1)	If space is insufficient, please attach a separate signed list to this Letter of Transmittal.
(2)	If any of your Share Certificates are lost, please refer to Instruction 6 to this Letter of Transmittal.

The undersigned transmits herewith the Share Certificate(s) or DRS Advice(s) described above for cancellation upon the Arrangement becoming effective.

The undersigned acknowledges receipt of the Circular and represents and warrants that, as of the date hereof and as of the Effective Time:

(a)

the undersigned is, and will immediately prior to the Effective Time be, the registered and legal owner of, and has, and will immediately prior to the Effective Time have, good right and title and sufficient authority to deposit, sell and transfer the Company Shares represented by the enclosed Share Certificate(s) or DRS Advice(s) (the “Deposited Shares”);

(b)

the Deposited Shares are, and will immediately prior to the Effective Time be, owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims;

(c)	the undersigned has not filed a notice exercising dissent rights;

(d)	the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares to any person;

(e)	at the Effective Time, AcquireCo will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities;

(f)	the deposit of the Deposited Shares complies with applicable laws;

(g)

the undersigned has the full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares to AcquireCo, and when the Purchaser Shares are delivered, Sandstorm, AcquireCo, Royal Gold or any affiliate thereof or successor thereto will not be subject to any adverse claim in respect of such Deposited Shares;

(h)	all information inserted into this Letter of Transmittal by the undersigned is complete and accurate; and

(i)

the delivery of the Consideration will discharge any and all obligations of Sandstorm, AcquireCo, Royal Gold and the Depositary with respect to the Deposited Shares and the matters contemplated in this Letter of Transmittal.

These representations and warranties shall survive the completion of the Arrangement.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED, at the Effective Time, all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Date, as well as the right of the undersigned to receive any and all distributions shall have been assigned to AcquireCo. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of Royal Gold, together with appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints any one officer or director of Royal Gold, or any other person designated by Royal Gold in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares on the registers of Sandstorm; and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not transferred to and acquired by AcquireCo in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances deemed by the Depositary to be necessary or desirable to convey the Deposited Shares and distributions effectively to AcquireCo.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Deposited Shares surrendered in connection with the Arrangement will be determined by Royal Gold, in its sole discretion, and that such determination will be final and binding and acknowledges that there is no duty or obligation upon Sandstorm, Royal Gold, AcquireCo, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Deposited Shares and no liability will be incurred by any of them for failure to give any such notice.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death, legal incapacity, bankruptcy or insolvency of the undersigned and may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that Royal Gold, AcquireCo and/or Sandstorm may be required to disclose certain personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to stock exchanges (including the TSX, NYSE and/or Nasdaq), securities regulatory authorities, applicable tax authorities, the Depositary, any parties to the Arrangement (including their respective legal counsel) and as otherwise required by any applicable law.

The undersigned authorizes and directs the Depositary, upon the Arrangement becoming effective, to issue a DRS Advice representing the Purchaser Shares to which the undersigned is entitled to receive pursuant to the Arrangement in exchange for a duly completed Letter of Transmittal and the Deposited Shares, together with such additional documents as the Depositary or Royal Gold may require and to mail such DRS Advice by first class mail, postage prepaid, or to hold such DRS Advice for pick-up, in accordance with the instructions given below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Sandstorm or its registrar and transfer agent. In the event that a DRS Advice is not available, a Purchaser Share certificate will be delivered to the undersigned in the same manner as a DRS Advice, as described above. Should the Arrangement not proceed for any reason, the deposited Share Certificates and DRS Advices representing Company Shares and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

The undersigned acknowledges and agrees that Sandstorm, Royal Gold, the Depositary, their respective subsidiaries and any other person, as applicable, will be entitled to deduct or withhold from any Consideration or other amounts payable or distributable to any person pursuant to the Arrangement Agreement or under the Plan of Arrangement otherwise payable, issuable or otherwise deliverable to any Shareholder under the Plan of Arrangement such amounts as Sandstorm, Royal Gold, the Depositary, their respective subsidiaries or any other person, as the case may be, is or may be required or permitted to deduct or withhold from such payment under any provision of the Income Tax Act

(Canada), and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is or may be required or permitted to be so deducted or withheld by Sandstorm, Royal Gold, the Depositary, their respective subsidiaries or any other person, as the case may be. Without limiting the foregoing, Sandstorm, Royal Gold, the Depositary, their respective subsidiaries and any person, as applicable, is authorized to sell or otherwise dispose of such portion of the Consideration or other amounts payable or distributable pursuant to the Arrangement Agreement or under the Plan of Arrangement as is necessary in order to fully fund such deduction or withholding requirement, and such person, as applicable, shall remit any unapplied balance of the net proceeds of such sale to the Shareholder. The undersigned acknowledges that there may be tax considerations applicable to it with respect to the Arrangement. The undersigned acknowledges that it has consulted or has had the opportunity to consult its tax advisor with respect to the potential income tax consequences to it of the Arrangement.

It is understood that the undersigned will not receive Purchaser Shares in respect of the Deposited Shares until after the Arrangement is consummated and until the Share Certificate(s) or DRS Advice(s) representing Company Shares owned by the undersigned are received by the Depositary at the address below, together with such additional documents as the Depositary or Royal Gold may require, and until the same are processed by the Depositary. If the Arrangement is not completed for any reason, the enclosed Share Certificate(s) or DRS Advice(s) and all other ancillary documents will be returned forthwith to the undersigned in the name of and to the address specified by the undersigned in Box A of this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Sandstorm or its registrar and transfer agent. The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid in respect of the Deposited Shares in connection with the Arrangement.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A	BOX B
DELIVERY INSTRUCTIONS	DELIVERY TO 3rd PARTY ADDRESS*:

All Purchaser Shares will be issued and mailed to your existing registration unless otherwise stated. If you would like your shares dispatched to a different address, please complete BOX B	❑ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)
(ATTENTION NAME)

❑ MAIL SHARES TO ADDRESS ON RECORD (DEFAULT)
(STREET NUMBER & NAME)

❑ MAIL SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)	(CITY AND PROVINCE/STATE)

❑ HOLD SHARES FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:	(COUNTRY AND POSTAL/ZIP CODE)

Computershare Investor Services Inc. 320 Bay Street, 14th Floor Toronto, ON M5H 4A6	(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)
*THE PURCHASER SHARES WILL REMAIN IN THE NAME OF THE REGISTRATION OF THE COMPANY SHARES

BOX C

LOST CERTIFICATES

If your lost certificate(s) (the “Original(s)”) forms part of an estate or trust, or are valued at more than CAD$200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

<Lost Shares> X CAD$0.71 = Premium Payable $_____________________  NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box C will expire one year after the Effective Date of the Plan of Arrangement. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Sandstorm Gold Ltd., Royal Gold, Inc., International Royalty Corporation, Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees, that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$0.71 per lost Company Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

BOX D

RESIDENCY DECLARATION

(REQUIRED)

ALL REGISTERED SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT AND MAY RESULT IN THE DEPOSITARY WITHHOLDING A PORTION OF THE AMOUNT OF ANY PAYMENT TO BE MADE TO A REGISTERED SHAREHOLDER PURSUANT TO THE ARRANGEMENT

The undersigned represents that:

☐    The beneficial owner of the Company Shares deposited herewith is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

☐    The beneficial owner of the Company Shares deposited herewith is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder. Please complete the further certifications under “Substitute IRS Form W-8” below or provide an IRS Form W-8BEN-E or equivalent form, as applicable. A current IRS Form W-8BEN-E (below) is included in this Letter of Transmittal. IRS Forms W-8IMY and W-8EXP can be found online at www.irs.gov.

A “U.S. Shareholder” is any Shareholder who either (i) has a registered account address that is located within the United States or any territory or possession thereof, or (ii) is a “U.S. person” for the United States federal income tax purposes (as defined in the instructions to the IRS Form W-9).

To avoid U.S. backup withholding, U.S. Shareholders (or beneficial owners of Company Shares acting on behalf of a U.S. Shareholder) must provide a completed IRS Form W-9, Substitute IRS Form W-8, IRS Form W-8BEN-E, or an equivalent IRS Form W-8, as applicable or otherwise provide certification that the Shareholder is exempt from U.S. backup withholding, as provided for in the instructions to the IRS Form W-9. Copies of IRS Form W-9 and IRS Form W-8BEN-E are provided herein. The information required for the Substitute Form W-8 is below.

Substitute IRS Form W-8 (Individuals only; Shareholders other than individuals should submit IRS Form W-8BEN-E or equivalent form—See Instruction 7)

Name of Owner/Beneficial Owner of Company Shares:_________________________________________________________

U.S. Taxpayer ID (if no U.S. Taxpayer I.D. leave blank):________________________________________________________

Country of Residence:_______________________________

Date of Birth:___________________________________________________________________________________________

Permanent Residence Address (do not use a P.O. Box):__________________________________________________________

_______________________________________________________________________________________________________

Mailing Address (if different from above):_____________________________________________________________________

_______________________________________________________________________________________________________

Under Penalties of perjury, I declare that to the best of my knowledge and belief, the above statements are true, correct and complete. I also certify that my U.S. Taxpayer I.D., if applicable, has not expired and is valid. Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt or custody of the payment of which I am the beneficial owner or any withholding agent that can disburse or make such payments for which I am the beneficial owner.

Signature of Beneficial Owner	Date

Shareholders are urged to consult their tax advisors to determine whether they are exempt from U.S. backup withholding.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by	Dated: , 202_
(if required under Instruction 3)

Authorized Signature	Signature of Shareholder or authorized representative (see Instructions 2 and 4)

Name of Guarantor (please print or type)	Address

Address of Guarantor (please print or type)	Name of Shareholder (please print or type)

Telephone No

Email Address

Name of authorized representative, if applicable
(please print or type)

INSTRUCTIONS

1. Use of Letter of Transmittal

Registered Shareholders of Company Shares should read the accompanying Circular prior to completing this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. In order for Registered Shareholders to receive the Consideration for their Company Shares, such holders must deposit the Share Certificate(s) or DRS Advice(s), as applicable, representing their Company Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in this Letter of Transmittal or reasonably requested by the Depositary, must accompany all Share Certificate(s) or DRS Advice(s), as applicable, representing Company Shares deposited for payment pursuant to the Arrangement.

Royal Gold reserves the right, if Royal Gold so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

The method used to deliver this Letter of Transmittal and any accompanying Share Certificate(s) or DRS Advice(s) representing Company Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. Sandstorm and Royal Gold recommend that the necessary documentation be delivered through the use of registered mail with return receipt requested, properly insured, to the Depositary at its office(s) specified on the last page of this Letter of Transmittal. A Shareholder whose Company Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Company Shares.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of Company Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying Share Certificate(s) or DRS Advice(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such Share Certificate(s) or DRS Advice(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited Share Certificate(s) or DRS Advice(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying Share Certificate(s) or DRS Advice(s):

(i)	such deposited Share Certificate(s) or DRS Advice(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Share Certificate(s) or DRS Advice(s) and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If (i) this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, (ii) in the event the Arrangement is not completed, Deposited Shares are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the share register of Sandstorm as maintained by its registrar and transfer agent, or (iii) if the Consideration is to be issued or delivered in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Signed by a Representative

If this Letter of Transmittal is signed by a person in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). Either Royal Gold or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all Share Certificate(s) or DRS Advice(s) for Deposited Shares, additional Share Certificate numbers or DRS Advice(s) and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)

The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

(e)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below.

6. Lost Certificates

Option #1: If a Share Certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, Shareholders who have lost, stolen, or destroyed their Share Certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing BOX C above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

7. U.S. Federal Backup Withholding – IRS Form W-9, Substitute IRS Form W-8, IRS Form W-8BEN-E or other applicable IRS Form W-8 Instructions

Under current U.S. federal income tax law, a U.S. Shareholder who receives the Consideration in exchange for Company Shares may be subject to backup withholding. To avoid such backup withholding (currently at a rate of 24%), the holder must provide the Depositary with such holder’s correct taxpayer identification number (“TIN”) and certify that such holder is not subject to such backup withholding by completing the IRS Form W-9 provided herewith or, in the case of a person that is not a “U.S. Person” as defined in the instructions to the IRS Form W-9 (a “Non-U.S. Person”), must provide the information requested herein in Box D under the heading “Substitute IRS Form W-8” as a substitute for the IRS Form W-8BEN (in the case of individuals) or complete the IRS Form W-8BEN-E provided herewith, or equivalent Form W-8 (in the case of non-individuals). In general, if a holder is an individual, the TIN is the social security number of such individual. If the Depositary is not provided with the correct TIN, the holder may be subject to a $50 penalty imposed by the Internal Revenue Service. For further information concerning backup withholding and instructions for completing the IRS Form W-9, IRS Form W-8 or the IRS Form W-8BEN-E (or equivalent IRS Form W-8), consult IRS Form W-9 or the instructions for IRS Form W-8. IRS Form W-8 or IRS Form W-8 instructions, including IRS Form W-8BEN-E instructions, as applicable, are available at www.irs.gov.

Exempt holders (including, among others, all corporations and certain foreign persons other than individuals who complete the Substitute IRS Form W-8 contained herein in Box D under the heading “Substitute IRS Form W-8”) are not subject to these backup withholding and reporting requirements. To satisfy the Depositary that a non-U.S. Shareholder qualifies as an exempt holder, such holder must either (a) in the case of individuals, complete the Substitute IRS Form W-8 contained herein in Box D under the heading “Substitute IRS Form W-8”, or (b) in the case of non-individuals, submit a statement, signed under penalties of perjury, attesting to that person’s exempt status, on a properly completed IRS Form W-8BEN-E (or equivalent IRS Form W-8). A current IRS Form W-8BEN-E is included in this

Letter of Transmittal and can also be obtained from the Depositary or at the IRS website.

Failure to provide a properly completed and duly executed Form W-9, Substitute IRS Form W-8, IRS Form W-8BEN-E or other applicable IRS Form W-8 may result in the Depositary withholding a portion of the amount of any payments made pursuant to the Arrangement.

8. Privacy Consent

Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

9. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies located outside of your province within Canada, or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information as per applicable privacy laws. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 320 Bay Street, 14th Floor, Toronto, ON, M5H 4A6.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

320 Bay Street, 14th Floor,

Toronto, Ontario

M5H 4A6

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON

M5C 3H2

Attention: Corporate Actions

For Enquiries Only

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

Form **W-9**
(Rev. March 2024)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give form to the requester. Do not send to the IRS.

Before you begin. For guidance related to the purpose of Form W-9, see *Purpose of Form*, below.

Print or type. See *Specific Instructions* on page 3.

1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner's name on line 1, and enter the business/disregarded entity's name on line 2.)

2 Business name/disregarded entity name, if different from above.

3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor ☐ C corporation ☐ S corporation ☐ Partnership ☐ Trust/estate

☐ LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) . . . . ____

Note: Check the "LLC" box above and, in the entry space, enter the appropriate code (C, S, or P) for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ____

3b If on line 3a you checked "Partnership" or "Trust/estate," or checked "LLC" and entered "P" as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions . . . . ☐

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ____

Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any) ____

(Applies to accounts maintained outside the United States.)

5 Address (number, street, and apt. or suite no.). See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. See also *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person** **Date**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

What's New

Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the "LLC" box and enter its appropriate tax classification.

New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they

Cat. No. 10231X Form **W-9** (Rev. 3-2024)

Form W-9 (Rev. 3-2024) Page 2 must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. Form 1099-INT (interest earned or paid). Form 1099-DIV (dividends, including those from stocks or mutual funds). Form 1099-MISC (various types of income, prizes, awards, or gross proceeds). Form 1099-NEC (nonemployee compensation). Form 1099-B (stock or mutual fund sales and certain other transactions by brokers). Form 1099-S (proceeds from real estate transactions). Form 1099-K (merchant card and third-party network transactions). Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition). Form 1099-C (canceled debt). Form 1099-A (acquisition or abandonment of secured property). Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. Caution: If you don’t return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later. By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued); 2. Certify that you are not subject to backup withholding; or 3. Claim exemption from backup withholding if you are a U.S. exempt payee; and 4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and 5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See What Is FATCA Reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: An individual who is a U.S. citizen or U.S. resident alien; A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; An estate (other than a foreign estate); or A domestic trust (as defined in Regulations section 301.7701-7). Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding. Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441–1474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities. The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status. In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity. In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust. In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust. See Pub. 515 for more information on providing a Form W-9 or a certification of non-foreign status to avoid withholding. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(l)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester; 2. You do not certify your TIN when required (see the instructions for Part II for details); 3. The IRS tells the requester that you furnished an incorrect TIN; 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or 5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under “By signing the filled-out form” above (for reportable interest and dividend accounts opened after 1983 only).

Form W-9 (Rev. 3-2024) Page 3 Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier. What Is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application. Sole proprietor. Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or “doing business as” (DBA) name on line 2. Partnership, C corporation, S corporation, or LLC, other than a disregarded entity. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2. Disregarded entity. In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2). A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner’s name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2. Line 3a Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3a. IF the entity/individual on line 1 THEN check the box for is a(n) Corporation Corporation. Individual or Individual/sole proprietor. Sole proprietorship LLC classified as a partnership Limited liability company and for U.S. federal tax purposes or enter the appropriate tax LLC that has filed Form 8832 or classification: 2553 electing to be taxed as a P = Partnership, corporation C = C corporation, or S = S corporation. Partnership Partnership. Trust/estate Trust/estate. Line 3b Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b. Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply. Line 4 Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions. Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Form W-9 (Rev. 3-2024) Page 4 2—The United States or any of its agencies or instrumentalities. 3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities. 5—A corporation. 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory. 7—A futures commission merchant registered with the Commodity Futures Trading Commission. 8—A real estate investment trust. 9—An entity registered at all times during the tax year under the Investment Company Act of 1940. 10—A common trust fund operated by a bank under section 584(a). 11—A financial institution as defined under section 581. 12—A middleman known in the investment community as a nominee or custodian. 13—A trust exempt from tax under section 664 or described in section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for THEN the payment is exempt for Interest and dividend payments All exempt payees except for 7. Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions Exempt payees 1 through 4. and patronage dividends Payments over $600 required to Generally, exempt payees be reported and direct sales over 1 through 5.2 $5,0001 Payments made in settlement of Exempt payees 1 through 4. payment card or third-party network transactions 1 See Form 1099-MISC, Miscellaneous Information, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) entered on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37). B—The United States or any of its agencies or instrumentalities. C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i). E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i). F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state. G—A real estate investment trust. H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940. I—A common trust fund as defined in section 584(a). J—A bank as defined in section 581. K—A broker. L—A trust exempt from tax under section 664 or described in section 4947(a)(1). M—A tax-exempt trust under a section 403(b) plan or section 457(g) plan. Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter “NEW” at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/EIN. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 3-2024) Page 5

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code*, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third-party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))**	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing Form 1041 or under the Optional Filing Method 2, requiring Form 1099 (see Regulations section 1.671-4(b)(2)(i)(B))**	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name on line 1, and enter your business or DBA name, if any, on line 2. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

* **Note:** The grantor must also provide a Form W-9 to the trustee of the trust.

** For more information on optional filing methods for grantor trusts, see the Instructions for Form 1041.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information, such as your name, SSN, or other identifying information, without your permission to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax return preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity, or a questionable credit report, contact the IRS Identity Theft Hotline at 800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Form W-9 (Rev. 3-2024) Page 6 Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 877-777-4778 or TTY/TDD 800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027. Go to www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and territories for use in administering their laws. The information may also be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payors must generally withhold a percentage of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to the payor. Certain penalties may also apply for providing false or fraudulent information.

Form **W-8BEN-E**

(Rev. October 2021)

Department of the Treasury
Internal Revenue Service

Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)

▶ For use by entities. Individuals must use Form W-8BEN. ▶ Section references are to the Internal Revenue Code.
▶ Go to *www.irs.gov/FormW8BENE* for instructions and the latest information.
▶ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Do NOT use this form for:	**Instead use Form:**
• U.S. entity or U.S. citizen or resident	W-9
• A foreign individual	W-8BEN (Individual) or Form 8233
• A foreign individual or entity claiming that income is effectively connected with the conduct of trade or business within the United States (unless claiming treaty benefits)	W-8ECI
• A foreign partnership, a foreign simple trust, or a foreign grantor trust (unless claiming treaty benefits) (see instructions for exceptions)	W-8IMY
• A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming that income is effectively connected U.S. income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (unless claiming treaty benefits) (see instructions for other exceptions)	W-8ECI or W-8EXP
• Any person acting as an intermediary (including a qualified intermediary acting as a qualified derivatives dealer)	W-8IMY

Part I Identification of Beneficial Owner

1 Name of organization that is the beneficial owner

2 Country of incorporation or organization

3 Name of disregarded entity receiving the payment (if applicable, see instructions)

4 Chapter 3 Status (entity type) (Must check one box only):
☐ Corporation ☐ Partnership
☐ Simple trust ☐ Tax-exempt organization ☐ Complex trust ☐ Foreign Government - Controlled Entity
☐ Central Bank of Issue ☐ Private foundation ☐ Estate ☐ Foreign Government - Integral Part
☐ Grantor trust ☐ Disregarded entity ☐ International organization

If you entered disregarded entity, partnership, simple trust, or grantor trust above, is the entity a hybrid making a treaty claim? If "Yes," complete Part III. ☐ Yes ☐ No

5 Chapter 4 Status (FATCA status) (See instructions for details and complete the certification below for the entity's applicable status.)

☐ Nonparticipating FFI (including an FFI related to a Reporting IGA FFI other than a deemed-compliant FFI, participating FFI, or exempt beneficial owner).
☐ Participating FFI.
☐ Reporting Model 1 FFI.
☐ Reporting Model 2 FFI.
☐ Registered deemed-compliant FFI (other than a reporting Model 1 FFI, sponsored FFI, or nonreporting IGA FFI covered in Part XII). See instructions.
☐ Sponsored FFI. Complete Part IV.
☐ Certified deemed-compliant nonregistering local bank. Complete Part V.
☐ Certified deemed-compliant FFI with only low-value accounts. Complete Part VI.
☐ Certified deemed-compliant sponsored, closely held investment vehicle. Complete Part VII.
☐ Certified deemed-compliant limited life debt investment entity. Complete Part VIII.
☐ Certain investment entities that do not maintain financial accounts. Complete Part IX.
☐ Owner-documented FFI. Complete Part X.
☐ Restricted distributor. Complete Part XI.
☐ Nonreporting IGA FFI. Complete Part XII.
☐ Foreign government, government of a U.S. possession, or foreign central bank of issue. Complete Part XIII.
☐ International organization. Complete Part XIV.
☐ Exempt retirement plans. Complete Part XV.
☐ Entity wholly owned by exempt beneficial owners. Complete Part XVI.
☐ Territory financial institution. Complete Part XVII.
☐ Excepted nonfinancial group entity. Complete Part XVIII.
☐ Excepted nonfinancial start-up company. Complete Part XIX.
☐ Excepted nonfinancial entity in liquidation or bankruptcy. Complete Part XX.
☐ 501(c) organization. Complete Part XXI.
☐ Nonprofit organization. Complete Part XXII.
☐ Publicly traded NFFE or NFFE affiliate of a publicly traded corporation. Complete Part XXIII.
☐ Excepted territory NFFE. Complete Part XXIV.
☐ Active NFFE. Complete Part XXV.
☐ Passive NFFE. Complete Part XXVI.
☐ Excepted inter-affiliate FFI. Complete Part XXVII.
☐ Direct reporting NFFE.
☐ Sponsored direct reporting NFFE. Complete Part XXVIII.
☐ Account that is not a financial account.

6 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address** (other than a registered address).

City or town, state or province. Include postal code where appropriate. | Country

7 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate. | Country

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 59689N Form **W-8BEN-E** (Rev. 10-2021)

Form W-8BEN-E (Rev. 10-2021) Page 2

Part I Identification of Beneficial Owner *(continued)*

8 U.S. taxpayer identification number (TIN), if required

9a GIIN

b Foreign TIN

c Check if FTIN not legally required . . . . . . ▶ ☐

10 Reference number(s) (see instructions)

Note: Please complete remainder of the form including signing the form in Part XXX.

Part II Disregarded Entity or Branch Receiving Payment. (Complete only if a disregarded entity with a GIIN or a branch of an FFI in a country other than the FFI's country of residence. See instructions.)

11 Chapter 4 Status (FATCA status) of disregarded entity or branch receiving payment

☐ Branch treated as nonparticipating FFI.
☐ Reporting Model 1 FFI.
☐ U.S. Branch.
☐ Participating FFI.
☐ Reporting Model 2 FFI.

12 Address of disregarded entity or branch (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address** (other than a registered address).

City or town, state or province. Include postal code where appropriate.

Country

13 GIIN (if any) ____________________

Part III Claim of Tax Treaty Benefits (if applicable). (For chapter 3 purposes only.)

14 I certify that (check all that apply):

a ☐ The beneficial owner is a resident of ____________________ within the meaning of the income tax treaty between the United States and that country.

b ☐ The beneficial owner derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits. The following are types of limitation on benefits provisions that may be included in an applicable tax treaty (check only one; see instructions):

☐ Government
☐ Tax-exempt pension trust or pension fund
☐ Other tax-exempt organization
☐ Publicly traded corporation
☐ Subsidiary of a publicly traded corporation
☐ Company that meets the ownership and base erosion test
☐ Company that meets the derivative benefits test
☐ Company with an item of income that meets active trade or business test
☐ Favorable discretionary determination by the U.S. competent authority received
☐ No LOB article in treaty
☐ Other (specify Article and paragraph): ____________________

c ☐ The beneficial owner is claiming treaty benefits for U.S. source dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation and meets qualified resident status (see instructions).

15 **Special rates and conditions** (if applicable—see instructions):

The beneficial owner is claiming the provisions of Article and paragraph ____________________
of the treaty identified on line 14a above to claim a __________ % rate of withholding on (specify type of income): __________
Explain the additional conditions in the Article the beneficial owner meets to be eligible for the rate of withholding: __________

Part IV Sponsored FFI

16 Name of sponsoring entity: ____________________

17 **Check whichever box applies.**

☐ I certify that the entity identified in Part I:

- Is an investment entity;
- Is not a QI, WP (except to the extent permitted in the withholding foreign partnership agreement), or WT; **and**
- Has agreed with the entity identified above (that is not a nonparticipating FFI) to act as the sponsoring entity for this entity.

☐ I certify that the entity identified in Part I:

- Is a controlled foreign corporation as defined in section 957(a);
- Is not a QI, WP, or WT;
- Is wholly owned, directly or indirectly, by the U.S. financial institution identified above that agrees to act as the sponsoring entity for this entity; **and**
- Shares a common electronic account system with the sponsoring entity (identified above) that enables the sponsoring entity to identify all account holders and payees of the entity and to access all account and customer information maintained by the entity including, but not limited to, customer identification information, customer documentation, account balance, and all payments made to account holders or payees.

Form **W-8BEN-E** (Rev. 10-2021)

Form W-8BEN-E (Rev. 10-2021) Page 3

Part V Certified Deemed-Compliant Nonregistering Local Bank

18 ☐ I certify that the FFI identified in Part I:

- Operates and is licensed solely as a bank or credit union (or similar cooperative credit organization operated without profit) in its country of incorporation or organization;
- Engages primarily in the business of receiving deposits from and making loans to, with respect to a bank, retail customers unrelated to such bank and, with respect to a credit union or similar cooperative credit organization, members, provided that no member has a greater than 5% interest in such credit union or cooperative credit organization;
- Does not solicit account holders outside its country of organization;
- Has no fixed place of business outside such country (for this purpose, a fixed place of business does not include a location that is not advertised to the public and from which the FFI performs solely administrative support functions);
- Has no more than $175 million in assets on its balance sheet and, if it is a member of an expanded affiliated group, the group has no more than $500 million in total assets on its consolidated or combined balance sheets; **and**
- Does not have any member of its expanded affiliated group that is a foreign financial institution, other than a foreign financial institution that is incorporated or organized in the same country as the FFI identified in Part I and that meets the requirements set forth in this part.

Part VI Certified Deemed-Compliant FFI with Only Low-Value Accounts

19 ☐ I certify that the FFI identified in Part I:

- Is not engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, notional principal contracts, insurance or annuity contracts, or any interest (including a futures or forward contract or option) in such security, partnership interest, commodity, notional principal contract, insurance contract or annuity contract;
- No financial account maintained by the FFI or any member of its expanded affiliated group, if any, has a balance or value in excess of $50,000 (as determined after applying applicable account aggregation rules); **and**
- Neither the FFI nor the entire expanded affiliated group, if any, of the FFI, have more than $50 million in assets on its consolidated or combined balance sheet as of the end of its most recent accounting year.

Part VII Certified Deemed-Compliant Sponsored, Closely Held Investment Vehicle

20 Name of sponsoring entity: ____________________

21 ☐ I certify that the entity identified in Part I:

- Is an FFI solely because it is an investment entity described in Regulations section 1.1471-5(e)(4);
- Is not a QI, WP, or WT;
- Will have all of its due diligence, withholding, and reporting responsibilities (determined as if the FFI were a participating FFI) fulfilled by the sponsoring entity identified on line 20; **and**
- 20 or fewer individuals own all of the debt and equity interests in the entity (disregarding debt interests owned by U.S. financial institutions, participating FFIs, registered deemed-compliant FFIs, and certified deemed-compliant FFIs and equity interests owned by an entity if that entity owns 100% of the equity interests in the FFI and is itself a sponsored FFI).

Part VIII Certified Deemed-Compliant Limited Life Debt Investment Entity

22 ☐ I certify that the entity identified in Part I:

- Was in existence as of January 17, 2013;
- Issued all classes of its debt or equity interests to investors on or before January 17, 2013, pursuant to a trust indenture or similar agreement; **and**
- Is certified deemed-compliant because it satisfies the requirements to be treated as a limited life debt investment entity (such as the restrictions with respect to its assets and other requirements under Regulations section 1.1471-5(f)(2)(iv)).

Part IX Certain Investment Entities that Do Not Maintain Financial Accounts

23 ☐ I certify that the entity identified in Part I:

- Is a financial institution solely because it is an investment entity described in Regulations section 1.1471-5(e)(4)(i)(A), **and**
- Does not maintain financial accounts.

Part X Owner-Documented FFI

Note: This status only applies if the U.S. financial institution, participating FFI, or reporting Model 1 FFI to which this form is given has agreed that it will treat the FFI as an owner-documented FFI (see instructions for eligibility requirements). In addition, the FFI must make the certifications below.

24a ☐ (All owner-documented FFIs check here) I certify that the FFI identified in Part I:

- Does not act as an intermediary;
- Does not accept deposits in the ordinary course of a banking or similar business;
- Does not hold, as a substantial portion of its business, financial assets for the account of others;
- Is not an insurance company (or the holding company of an insurance company) that issues or is obligated to make payments with respect to a financial account;
- Is not owned by or in an expanded affiliated group with an entity that accepts deposits in the ordinary course of a banking or similar business, holds, as a substantial portion of its business, financial assets for the account of others, or is an insurance company (or the holding company of an insurance company) that issues or is obligated to make payments with respect to a financial account;
- Does not maintain a financial account for any nonparticipating FFI; **and**
- Does not have any specified U.S. persons that own an equity interest or debt interest (other than a debt interest that is not a financial account or that has a balance or value not exceeding $50,000) in the FFI other than those identified on the FFI owner reporting statement.

Form W-8BEN-E (Rev. 10-2021)

Form W-8BEN-E {Rev. 10-2021) Page4 Part X Owner-Documented FFI (continued) Check box 24b or 24c, whichever applies. b D I certify that the FFI identified in Part 1: Has provided, or will provide, an FFI owner reporting statement that contains: (i) The name, address, TIN ~f any), chapter 4 status, and type of documentation provided {if required) of every individual and specified U.S. person that owns a direct or indirect equity interest in the owner-documented FFI {looking through all entities other than specified U.S. persons); (ii) The name, address, TIN ~f any), and chapter 4 status of every individual and specified U.S. person that owns a debt interest in the owner-documented FFI (including any indirect debt interest, which includes debt interests in any entity that directly or indirectly owns the payee or any direct or indirect equity interest in a debt holder of the payee) that constitutes a financial account in excess of $50,000 {disregarding all such debt interests owned by participating FFis, registered deemed-compliant FFis, certified deemed-compliant FFis, excepted NFFEs, exempt beneficial owners, or U.S. persons other than specified U.S. persons); and (iii) Any additional information the withholding agent requests in order to fulfill its obligations with respect to the entity. Has provided, or will provide, valid documentation meeting the requirements of Regulations section 1.1471-3{d){6)Qiij for each person identified in the FFI owner reporting statement. c D I certify that the FFI identified in Part I has provided, or will provide, an auditor’s letter, signed within 4 years of the date of payment, from an independent accounting firm or legal representative with a location in the United States stating that the firm or representative has reviewed the FFI’s documentation with respect to all of its owners and debt holders identified in Regulations section 1.1471-3{d)(6)Qv)(A){2), and that the FFI meets all the requirements to be an owner-documented FFI. The FFI identified in Part I has also provided, or will provide, an FFI owner reporting statement of its owners that are specified U.S. persons and Form(s) W-9, with applicable waivers. Check box 24d if applicable (optional, see instructions). d D I certify that the entity identified on line 1 is a trust that does not have any contingent beneficiaries or designated classes with unidentified beneficiaries. Part XI Restricted Distributor 25a D (All restricted distributors check here) I certify that the entity identified in Part 1: Operates as a distributor with respect to debt or equity interests of the restricted fund with respect to which this form is furnished; Provides investment services to at least 30 customers unrelated to each other and less than half of its customers are related to each other; Is required to perform AML due diligence procedures under the anti-money laundering laws of its country of organization (which is an FATF-compliant jurisdiction); Operates solely in its country of incorporation or organization, has no fixed place of business outside of that country, and has the same country of incorporation or organization as all members of its affiliated group, if any; Does not solicit customers outside its country of incorporation or organization; Has no more than $175 million in total assets under management and no more than $7 million in gross revenue on its income statement for the most recent accounting year; Is not a member of an expanded affiliated group that has more than $500 million in total assets under management or more than $20 million in gross revenue for its most recent accounting year on a combined or consolidated income statement; and Does not distribute any debt or securities of the restricted fund to specified U.S. persons, passive NFFEs with one or more substantial U.S. owners, or nonparticipating FFis. Check box 25b or 25c, whichever applies. I further certify that with respect to all sales of debt or equity interests in the restricted fund with respect to which this form is furnished that are made after December 31, 2011, the entity identified in Part 1: b D Has been bound by a distribution agreement that contained a general prohibition on the sale of debt or securities to U.S. entities and U.S. resident individuals and is currently bound by a distribution agreement that contains a prohibition of the sale of debt or securities to any specified U.S. person, passive NFFE with one or more substantial U.S. owners, or nonparticipating FFI. c D Is currently bound by a distribution agreement that contains a prohibition on the sale of debt or securities to any specified U.S. person, passive NFFE with one or more substantial U.S. owners, or nonparticipating FFI and, for all sales made prior to the time that such a restriction was included in its distribution agreement, has reviewed all accounts related to such sales in accordance with the procedures identified in Regulations section 1.1471-4(c) applicable to preexisting accounts and has redeemed or retired any, or caused the restricted fund to transfer the securities to a distributor that is a participating FFI or reporting Model1 FFI securities which were sold to specified U.S. persons, passive NFFEs with one or more substantial U.S. owners, or nonparticipating FFis. Fonn W-SBEN-E (Rev. 1().2021)

Form W-8BEN-E (Rev. 10-2021) Page 5

Part XII Nonreporting IGA FFI

26 ☐ I certify that the entity identified in Part I:

• Meets the requirements to be considered a nonreporting financial institution pursuant to an applicable IGA between the United States and ______________________________ . The applicable IGA is a ☐ Model 1 IGA or a ☐ Model 2 IGA; and is treated as a ______________________________ under the provisions of the applicable IGA or Treasury regulations (if applicable, see instructions);

• If you are a trustee documented trust or a sponsored entity, provide the name of the trustee or sponsor ______________________ .

The trustee is: ☐ U.S. ☐ Foreign

Part XIII Foreign Government, Government of a U.S. Possession, or Foreign Central Bank of Issue

27 ☐ I certify that the entity identified in Part I is the beneficial owner of the payment, and is not engaged in commercial financial activities of a type engaged in by an insurance company, custodial institution, or depository institution with respect to the payments, accounts, or obligations for which this form is submitted (except as permitted in Regulations section 1.1471-6(h)(2)).

Part XIV International Organization

Check box 28a or 28b, whichever applies.

28a ☐ I certify that the entity identified in Part I is an international organization described in section 7701(a)(18).

b ☐ I certify that the entity identified in Part I:

• Is comprised primarily of foreign governments;

• Is recognized as an intergovernmental or supranational organization under a foreign law similar to the International Organizations Immunities Act or that has in effect a headquarters agreement with a foreign government;

• The benefit of the entity's income does not inure to any private person; **and**

• Is the beneficial owner of the payment and is not engaged in commercial financial activities of a type engaged in by an insurance company, custodial institution, or depository institution with respect to the payments, accounts, or obligations for which this form is submitted (except as permitted in Regulations section 1.1471-6(h)(2)).

Part XV Exempt Retirement Plans

Check box 29a, b, c, d, e, or f, whichever applies.

29a ☐ I certify that the entity identified in Part I:

• Is established in a country with which the United States has an income tax treaty in force (see Part III if claiming treaty benefits);

• Is operated principally to administer or provide pension or retirement benefits; **and**

• Is entitled to treaty benefits on income that the fund derives from U.S. sources (or would be entitled to benefits if it derived any such income) as a resident of the other country which satisfies any applicable limitation on benefits requirement.

b ☐ I certify that the entity identified in Part I:

• Is organized for the provision of retirement, disability, or death benefits (or any combination thereof) to beneficiaries that are former employees of one or more employers in consideration for services rendered;

• No single beneficiary has a right to more than 5% of the FFI's assets;

• Is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which the fund is established or operated; **and**

(i) Is generally exempt from tax on investment income under the laws of the country in which it is established or operates due to its status as a retirement or pension plan;

(ii) Receives at least 50% of its total contributions from sponsoring employers (disregarding transfers of assets from other plans described in this part, retirement and pension accounts described in an applicable Model 1 or Model 2 IGA, other retirement funds described in an applicable Model 1 or Model 2 IGA, or accounts described in Regulations section 1.1471-5(b)(2)(i)(A));

(iii) Either does not permit or penalizes distributions or withdrawals made before the occurrence of specified events related to retirement, disability, or death (except rollover distributions to accounts described in Regulations section 1.1471-5(b)(2)(i)(A) (referring to retirement and pension accounts), to retirement and pension accounts described in an applicable Model 1 or Model 2 IGA, or to other retirement funds described in this part or in an applicable Model 1 or Model 2 IGA); **or**

(iv) Limits contributions by employees to the fund by reference to earned income of the employee or may not exceed $50,000 annually.

c ☐ I certify that the entity identified in Part I:

• Is organized for the provision of retirement, disability, or death benefits (or any combination thereof) to beneficiaries that are former employees of one or more employers in consideration for services rendered;

• Has fewer than 50 participants;

• Is sponsored by one or more employers each of which is not an investment entity or passive NFFE;

• Employee and employer contributions to the fund (disregarding transfers of assets from other plans described in this part, retirement and pension accounts described in an applicable Model 1 or Model 2 IGA, or accounts described in Regulations section 1.1471-5(b)(2)(i)(A)) are limited by reference to earned income and compensation of the employee, respectively;

• Participants that are not residents of the country in which the fund is established or operated are not entitled to more than 20% of the fund's assets; **and**

• Is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which the fund is established or operates.

Form **W-8BEN-E** (Rev. 10-2021)

Form W-8BEN-E (Rev. 10-2021) Page 6

Part XV Exempt Retirement Plans *(continued)*

d ☐ I certify that the entity identified in Part I is formed pursuant to a pension plan that would meet the requirements of section 401(a), other than the requirement that the plan be funded by a trust created or organized in the United States.

e ☐ I certify that the entity identified in Part I is established exclusively to earn income for the benefit of one or more retirement funds described in this part or in an applicable Model 1 or Model 2 IGA, or accounts described in Regulations section 1.1471-5(b)(2)(i)(A) (referring to retirement and pension accounts), or retirement and pension accounts described in an applicable Model 1 or Model 2 IGA.

f ☐ I certify that the entity identified in Part I:

- Is established and sponsored by a foreign government, international organization, central bank of issue, or government of a U.S. possession (each as defined in Regulations section 1.1471-6) or an exempt beneficial owner described in an applicable Model 1 or Model 2 IGA to provide retirement, disability, or death benefits to beneficiaries or participants that are current or former employees of the sponsor (or persons designated by such employees); **or**
- Is established and sponsored by a foreign government, international organization, central bank of issue, or government of a U.S. possession (each as defined in Regulations section 1.1471-6) or an exempt beneficial owner described in an applicable Model 1 or Model 2 IGA to provide retirement, disability, or death benefits to beneficiaries or participants that are not current or former employees of such sponsor, but are in consideration of personal services performed for the sponsor.

Part XVI Entity Wholly Owned by Exempt Beneficial Owners

30 ☐ I certify that the entity identified in Part I:

- Is an FFI solely because it is an investment entity;
- Each direct holder of an equity interest in the investment entity is an exempt beneficial owner described in Regulations section 1.1471-6 or in an applicable Model 1 or Model 2 IGA;
- Each direct holder of a debt interest in the investment entity is either a depository institution (with respect to a loan made to such entity) or an exempt beneficial owner described in Regulations section 1.1471-6 or an applicable Model 1 or Model 2 IGA.
- Has provided an owner reporting statement that contains the name, address, TIN (if any), chapter 4 status, and a description of the type of documentation provided to the withholding agent for every person that owns a debt interest constituting a financial account or direct equity interest in the entity; **and**
- Has provided documentation establishing that every owner of the entity is an entity described in Regulations section 1.1471-6(b), (c), (d), (e), (f) and/or (g) without regard to whether such owners are beneficial owners.

Part XVII Territory Financial Institution

31 ☐ I certify that the entity identified in Part I is a financial institution (other than an investment entity) that is incorporated or organized under the laws of a possession of the United States.

Part XVIII Excepted Nonfinancial Group Entity

32 ☐ I certify that the entity identified in Part I:

- Is a holding company, treasury center, or captive finance company and substantially all of the entity's activities are functions described in Regulations section 1.1471-5(e)(5)(i)(C) through (E);
- Is a member of a nonfinancial group described in Regulations section 1.1471-5(e)(5)(i)(B);
- Is not a depository or custodial institution (other than for members of the entity's expanded affiliated group); **and**
- Does not function (or hold itself out) as an investment fund, such as a private equity fund, venture capital fund, leveraged buyout fund, or any investment vehicle with an investment strategy to acquire or fund companies and then hold interests in those companies as capital assets for investment purposes.

Part XIX Excepted Nonfinancial Start-Up Company

33 ☐ I certify that the entity identified in Part I:

- Was formed on (or, in the case of a new line of business, the date of board resolution approving the new line of business) ____________ (date must be less than 24 months prior to date of payment);
- Is not yet operating a business and has no prior operating history or is investing capital in assets with the intent to operate a new line of business other than that of a financial institution or passive NFFE;
- Is investing capital into assets with the intent to operate a business other than that of a financial institution; **and**
- Does not function (or hold itself out) as an investment fund, such as a private equity fund, venture capital fund, leveraged buyout fund, or any investment vehicle whose purpose is to acquire or fund companies and then hold interests in those companies as capital assets for investment purposes.

Part XX Excepted Nonfinancial Entity in Liquidation or Bankruptcy

34 ☐ I certify that the entity identified in Part I:

- Filed a plan of liquidation, filed a plan of reorganization, or filed for bankruptcy on ______________________;
- During the past 5 years has not been engaged in business as a financial institution or acted as a passive NFFE;
- Is either liquidating or emerging from a reorganization or bankruptcy with the intent to continue or recommence operations as a nonfinancial entity; **and**
- Has, or will provide, documentary evidence such as a bankruptcy filing or other public documentation that supports its claim if it remains in bankruptcy or liquidation for more than 3 years.

Form **W-8BEN-E** (Rev. 10-2021)

Form W-8BEN-E {Rev. 10-2021) Page7 Part XXI 501(c) Organization 35 D I certify that the entity identified in Part I is a 501 (c) organization that: Has been issued a determination letter from the IRS that is currently in effect concluding that the payee is a section 501(c) organization that is dated ; or Has provided a copy of an opinion from U.S. counsel certifying that the payee is a section 501(c) organization (without regard to whether the payee is a foreign private foundation). Part XXII Nonprofit Organization 36 D I certify that the entity identified in Part I is a nonprofit organization that meets the following requirements. The entity is established and maintained in its country of residence exclusively for religious, charitable, scientific, artistic, cultural or educational purposes; The entity is exempt from income tax in its country of residence; The entity has no shareholders or members who have a proprietary or beneficial interest in its income or assets; Neither the applicable laws of the entity’s country of residence nor the entity’s formation documents permit any income or assets of the entity to be distributed to, or applied for the benefit of, a private person or noncharitable entity other than pursuant to the conduct of the entity’s charitable activities or as payment of reasonable compensation for services rendered or payment representing the fair market value of property which the entity has purchased; and The applicable laws of the entity’s country of residence or the entity’s formation documents require that, upon the entity’s liquidation or dissolution, all of its assets be distributed to an entity that is a foreign government, an integral part of a foreign government, a controlled entity of a foreign government, or another organization that is described in this part or escheats to the government of the entity’s country of residence or any political subdivision thereof. Part XXIII Publicly Traded NFFE or NFFE Affiliate of a Publicly Traded Corporation Check box 37a or 37b, whichever applies. 37a D I certify that: The entity identified in Part I is a foreign corporation that is not a financial institution; and The stock of such corporation is regularly traded on one or more established securities markets, including {name one securities exchange upon which the stock is regularly traded). b D I certify that: The entity identified in Part I is a foreign corporation that is not a financial institution; The entity identified in Part I is a member of the same expanded affiliated group as an entity the stock of which is regularly traded on an established securities market; The name of the entity, the stock of which is regularly traded on an established securities market, is ; and The name of the securities market on which the stock is regularly traded is _ Part XXIV Excepted Territory NFFE 38 D I certify that: The entity identified in Part I is an entity that is organized in a possession of the United States; The entity identified in Part 1: (i) Does not accept deposits in the ordinary course of a banking or similar business; (ii) Does not hold, as a substantial portion of its business, financial assets for the account of others; or (iii) Is not an insurance company (or the holding company of an insurance company) that issues or is obligated to make payments with respect to a financial account; and All of the owners of the entity identified in Part I are bona fide residents of the possession in which the NFFE is organized or incorporated. Part xxv Active NFFE 39 D I certify that: The entity identified in Part I is a foreign entity that is not a financial institution; Less than 50% of such entity’s gross income for the preceding calendar year is passive income; and Less than 50% of the assets held by such entity are assets that produce or are held for the production of passive income {calculated as a weighted average of the percentage of passive assets measured quarterly) (see instructions for the definition of passive income). Part xxvi Passive NFFE 40a D I certify that the entity identified in Part I is a foreign entity that is not a financial institution {other than an investment entity organized in a possession of the United States) and is not certifying its status as a publicly traded NFFE {or affiliate), excepted territory NFFE, active NFFE, direct reporting NFFE, or sponsored direct reporting NFFE. Check box 40b or 40c, whichever applies. b D I further certify that the entity identified in Part I has no substantial U.S. owners (or, if applicable, no controlling U.S. persons); or c D I further certify that the entity identified in Part I has provided the name, address, and TIN of each substantial U.S. owner {or, if applicable, controlling U.S. person) of the NFFE in Part XXIX. Fonn W-SBEN-E (Rev. 1().2021)

Form W-8BEN-E {Rev. 10-2021) PageS Part xxvii Excepted Inter-Affiliate FFI 41 D I certify that the entity identified in Part 1: Is a member of an expanded affiliated group; Does not maintain financial accounts (other than accounts maintained for members of its expanded affiliated group); Does not make withholdable payments to any person other than to members of its expanded affiliated group; Does not hold an account (other than depository accounts in the country in which the entity is operating to pay for expenses) with or receive payments from any withholding agent other than a member of its expanded affiliated group; and Has not agreed to report under Regulations section 1.1471-4(d)(2)Qi)(C) or otherwise act as an agent for chapter 4 purposes on behalf of any financial institution, including a member of its expanded affiliated group. Part xxxiii Sponsored Direct Reporting NFFE (see instructions for when this is permitted) 42 Name of sponsoring entity: 43 D I certi that the ant’ identified in Part I is a direct reportin NFFE that is sponsored b the anti identified on line 42. Part xxix Substantial U.S. Owners of Passive NFFE As required by Part XXVI, provide the name, address, and TIN of each substantial U.S. owner of the NFFE. Please see the instructions for a definition of substantial U.S. owner. If providing the form to an FFI treated as a reporting Model1 FFI or reporting Model 2 FFI, an NFFE may also use this part for reporting its controlling U.S. persons under an applicable IGA. Name Address TIN Part xxxCertification Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, coi1’8CI:, and complete. I further certify under penalties of pe~ury that: lhe entity Identified on line 1 of this form Is the beneficial owner of all the Income or proceeds to which this form relates, Is using this form to certify Its status for chapter 4 purposes, or is submitting this form for purposes of section 6050W or 6050Y; lhe entity identified on line 1 of this form is not a U.S. person; lhis form relates to: (a) income not effectively connected with the conduct of a trade or business in the United States, (b) income effectively connected with the conduct of a trade or business in the United States but is not subject to tax under an income tax treaty, (c) the partner’s share of a partnership’s effectively connected taxable income, or (d) the partner’s amount realized from the transfer of a partnership interest subject to withholding under section 1446(f); and For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions. Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which the entity on line 1 is the beneficial owner or any withholding agent that can disburse or make payments of the income of which the entity on line 1 is the beneficial owner. I agree that I will submit a new fonn within 30 days If any certification on this fonn becomes Incorrect. D I certifY that I have the capacity to sign lor the entity identified on line I olthislorm. Sign Here ~—Signature of indMdual authorized to sign for beneficial owner Print Name Date (MM-DD-YYYY) Fonn W-8BEN-E (Rev. 1().2021)